UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 21, 2025, the board of directors of NLS Pharmaceutics Ltd. (the “Company”) rescheduled the meeting date of the Extraordinary Shareholders’ Meeting to approve the transactions relating to its contemplated transaction with Kadimastem Ltd. (“Kadimastem”), which was originally scheduled to take place on August 25, 2025, or the Meeting. This postponement is intended to allow additional time for the Company to receive and evaluate further comments from the U.S. Securities and Exchange Commission (“SEC”) on the Company’s pending registration statement on Form F-4 relating to the proposed merger transaction with Kadimastem, and to ensure that shareholders have access to the most current and complete information in considering the matters to be presented at the Meeting. The Meeting has been currently rescheduled to occur on September 16, 2025, but may be postponed to a later date, if necessary.

If there is a subsequent postponement, the Company intends to announce the new date, time and location of the Meeting by a subsequent Report on Form 6-K and by notice to shareholders in accordance with applicable law. No action is required by shareholders at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 25, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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